Exhibit 99.21

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ENTIRETY OF EXHIBIT “I” (REDLINED SHAREHOLDERS AGREEEMENT)

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EXHIBIT “I”

to the order of

Mr. Justice D.R.G. Thomas

dated May 19, 2010

Dated for reference the [Here insert effective date of Plan of Arrangement].

UNANIMOUS SHAREHOLDER AGREEMENT

CONCERNING:

PCL EMPLOYEES HOLDINGS LTD.

(hereinafter called “PCLEH”)

WHEREAS:

A. PCLEH is incorporated pursuant to the laws of the Province of Alberta.

B. The signatories hereto are all of the ~~shareholders~~legal and beneficial owners of shares of PCLEH, and as such wish to define their relationship to one another and to PCLEH.

C. The ~~shareholders~~legal and beneficial owners of shares of PCLEH and PCLEH wish to define their respective rights and responsibilities to sell and purchase shares under various circumstances, to create a market for the shares of PCLEH within the limits hereinafter set forth and otherwise to deal with those matters permitted to be dealt with by a unanimous shareholder agreement under the Business Corporations Act.

NOW THEREFORE THIS AGREEMENT WITNESSETH and the parties hereto mutually covenant and agree with the others as follows:

SECTION I - INTERPRETATION

Article 1.01 - Definitions:

1.01.01	In this Agreement: